EXHIBIT 2

              AMENDMENT NO. 2 TO ASSET AND STOCK PURCHASE AGREEMENT

             This Amendment No. 2 to the Asset and Stock Purchase Agreement dated as of March 1, 1995, as previously amended (the "Agreement"), between Fisons plc, a company organized under the laws of England (the "Seller"), Thermo Instrument Systems Inc., a corporation organized under the laws of Delaware, U.S.A. (the "Buyer"), and Thermo Electron Corporation, a corporation organized under the laws of Delaware, U.S.A. (the "Parent"), is made as of the 1st day of November, 1995. The Buyer and the Parent are sometimes collectively referred to herein as the "Thermo Parties". Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

             WHEREAS, the parties acknowledge that certain conditions to closing of the transactions contemplated by the Agreement will not be satisfied unless the Thermo Parties and the Seller make certain undertakings with respect to the operation and sale of certain product lines included within the Business, including those described on Exhibit A attached hereto; and

             WHEREAS, to address the concerns of the U.S. Federal Trade Commission (the "FTC"), the Parent and the Seller intend to enter into a consent order (the "Consent Order") with the FTC and an Agreement to Hold Separate (the "Hold Separate") under which the Parent will agree, inter alia, to hold certain product lines, including those described on Exhibit A, separate from the remainder of the Business and the other businesses of the Thermo Parties and to sell such product lines to an unaffiliated third party within a certain period of time after the Closing; and

             WHEREAS, to address the concerns of the United Kingdom Director General of Fair Trading ("OFT") and the German Bundeskartellamt (the "FCO"), the Thermo Parties and the Seller may make similar undertakings with respect to certain product lines included in the Business (collectively, the "European Undertakings"); and

             WHEREAS, compliance by the Thermo Parties with the Consent Order and with the European Undertakings and the operation of the product lines subject to the Consent Order and the European Undertakings by the Thermo Parties prior to their sale may result in costs to the Thermo Parties that would not have been incurred if such product lines had been treated, instead, as Excluded Assets; and

             WHEREAS, the parties desire to put the Thermo Parties, to the extent possible, in the same position they would have been in had such product lines been treated as Excluded Assets, had the Purchase Price been reduced by the value of such product lines,
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        and had the Thermo Parties not been required to comply with the
        Consent Order and the European Undertakings;

             NOW, THEREFORE, the parties agree as follows:

             1.   Operation of Excluded Product Lines.

                  (a) Sale of Excluded Product Lines. The Seller and the Thermo Parties shall cooperate in the process of (i) defining (to the extent not specified in Exhibit A) the assets and liabilities that comprise the Excluded Product Lines (as such term is defined in Section 2(c) of this Amendment) and allocating employees to the Excluded Product Lines, (ii) preparing one or more selling memoranda and other documents necessary to provide prospective purchasers with information about the Excluded Product Lines, (iii) locating prospective purchasers and discussing the Excluded Product Lines with prospective purchasers, (iv) facilitating due diligence review of the Excluded Product Lines by prospective purchasers, (v) negotiating purchase and sale agreements with prospective purchasers and (vi) conveying the assets and liabilities of the Excluded Product Lines to purchasers and otherwise facilitating an orderly transfer of the Excluded Product Lines to the purchasers thereof. Notwithstanding anything to the contrary in Exhibit A, the parties agree that the following employees (the "Excluded Product Line Employees") will be allocated to the Excluded Product Lines:
        (A) any employees whose responsibilities involve primarily the support of the Excluded Product Lines and (B) a percentage of the administrative (including, without limitation, clerical, human resources and accounting) employees at any Shared Building (as defined in Section 1(d)) equal to the ratio of the revenues generated from sales of Excluded Product Line products from such Shared Building to the revenues generated from sales of all products from such Shared Building.

             Notwithstanding the foregoing, the parties agree and acknowledge that the Seller shall bear primary responsibility for the sale of the Excluded Product Lines. In furtherance of, but without limiting, the foregoing, the Seller shall be responsible, at its expense, for drafting and negotiating purchase and sale agreements with prospective purchasers, preparing exhibits and schedules to such agreements, providing representations and warranties and indemnifications to such purchasers, ensuring compliance of such transactions with applicable laws and preparing any periodic reports relating to compliance with the Consent Order, the Hold Separate or the European Undertakings that are required to be submitted to the FTC under the Consent Order or to the OFT or FCO under the European Undertakings, including applications for divestiture. Such reports shall be provided to Buyer in sufficient time that Buyer has a reasonable opportunity to review and comment thereon prior to the time they are to be submitted. The Thermo Parties shall have no liability or obligation to any purchaser of the Excluded Product Lines


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        except for the obligations of the Thermo Parties described in the first sentence of this Section 1(a) or to the extent such liability results from the gross negligence or willful misconduct of the Thermo Parties, their employees, agents or representatives.

             All consideration paid by purchasers of the Excluded Product Lines shall be paid directly to the Buyer at the closing of any sale of Excluded Product Lines. Within five days after all of the Excluded Product Lines have been sold, the Seller shall pay to the Buyer interest from the Closing Date at the rate of the one-month London Interbank Offered Rate in effect from time to time as reported in The Wall Street Journal ("LIBOR") plus 1% on the Excluded Product Line Value (as such term is defined in Section 2(c) of this Amendment) as reduced from time to time upon the sale of Excluded Product Lines and the receipt by the Buyer of the cash proceeds from such sales as described in the preceding sentence. Interest shall be computed for all purposes of this Amendment and the Agreement on a daily basis, with a year being deemed to represent 365 days.

                  (b) Management of Excluded Product Lines. The Excluded Product Lines shall be managed and operated as provided in the Hold Separate and the European Undertakings by the Manager and Management Committee ("Manager" and "Management Committee" being used herein as defined in the Hold Separate.) Each of Seller and the Thermo Parties will direct their respective representatives on the Management Committee to act so that the Excluded Product Lines comply with applicable laws during the period they are subject to the Hold Separate; however, as the party controlling the Management Committee, the Seller shall be responsible for ensuring such compliance. The Thermo Parties shall be provided promptly with any financial, tax or other information regarding the Excluded Product Lines as either of the Thermo Parties shall reasonably request, subject to any limitations on access to such information set forth in the Consent Order, the Hold Separate or the European Undertakings.

                  (c) Intellectual Property. The parties acknowledge that there may be certain Intellectual Property that is used in the operation of both the Business other than the business of the Excluded Product Lines (the "Retained Businesses") and the business of the Excluded Product Lines ("Shared Intellectual Property"). Title to any such Shared Intellectual Property shall be retained by the Buyer and shall not be transferred to any purchaser of the Excluded Product Lines. However, Buyer shall grant a license to any purchaser of Excluded Product Lines to use any Shared Intellectual Property used by such Excluded Product Lines, but only to the extent the Buyer has the legal right to grant such a license. Any such license, to the extent legally possible, shall be perpetual, royalty-free and non-exclusive, shall be transferable only to those of such purchaser's suppliers, distributors or representatives who must obtain such a


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        license to legally make or sell products on behalf of such purchasers or those of such purchaser's customers who must obtain such a license to legally use such purchaser's products or to a subsequent purchaser of a business of the Excluded Product Lines, and shall be on such other terms and conditions as shall be reasonably acceptable to the Buyer. Notwithstanding the foregoing, neither of the Thermo Parties shall be obligated to make any payment to any third parties or incur any out-of-pocket expenses to grant any such license unless the Thermo Party is reimbursed for such expense. No such license shall apply to improvements to Shared Intellectual Property developed by Buyer after the Closing and the Thermo Parties will not have a license over or title to such improvements developed by the purchaser or in the operation of the business of the Excluded Product Lines after the Closing.

                  (d) Ownership for Tax Purposes. The Thermo Parties and the Seller agree that, notwithstanding the Consent Order, the Hold Separate or European Undertakings and any provision of the Agreement or this Amendment, the Thermo Parties shall for Tax purposes be treated as the legal owners of, and legally liable for Taxes with respect to, each of the Excluded Product Lines until the Thermo Parties have sold such Excluded Product Lines, unless the Thermo Parties shall have received a binding written determination by the applicable Taxing authorities, or shall have received an actual refund of Taxes paid, based upon a determination by the applicable Taxing authorities that the Thermo Parties are not legal owners of, and are not legally liable for Taxes with respect to, such Excluded Product Lines.

        `    2.   Indemnification.

                  (a) By the Seller. Notwithstanding anything to the contrary in the Agreement, including, without limitation, Section
        11.3 thereof, the Seller shall indemnify the Thermo Parties for all (i) Divestiture Costs (as defined in subparagraph (c) below),
        (ii) Negative Cashflow (as defined in subparagraph (c) below),
        (iii) Sale Price Shortfall (as defined in subparagraph (c) below), (iv) Excluded Product Line Taxes (as defined in subparagraph (c) below) except to the extent otherwise indemnified under this Section 2(a), (v) Excluded Product Line Losses (as defined in subparagraph (c) below), (vi) any Losses resulting from any failure by the Seller to comply with the Consent Order, the Hold Separate or the European Undertakings or from the failure of the Excluded Product Lines to be managed or operated in a manner that complies with the Consent Order, the Hold Separate or the European Undertakings or (vii) any Transaction Taxes or VAT applicable to the sale of the Excluded Product Lines to the Buyer under the Agreement.

                  (b) By the Thermo Parties. The Thermo Parties, jointly and severally, shall pay the Seller an amount equal to
        (i) Positive Cashflow (as defined in subparagraph (c) below),


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        (ii) 50% of all Sale Price Excess (as defined in subparagraph (c)
        below), (iii) Seller's Disposition Costs ( as defined in subparagraph (c) below), but only up to an amount equal to the excess of the Sale Price over the Excluded Product Line Value,
        (iv) Excluded Product Line Tax Benefits (as defined in subparagraph (c) below) except to the extent otherwise indemnified under this Section 2(b), and (v) any Losses resulting from any failure by the Thermo Parties to comply with the Consent Order, the Hold Separate or the European Undertakings.

                  (c)  Definitions.

                  (i) "Divestiture Costs" means, except to the extent otherwise paid or reimbursed to the Thermo Parties, (A) the reasonable fees and expenses of any legal, tax, accounting or other advisors retained by the Thermo Parties, and the out-of-pocket expenses reasonably incurred by employees of the Thermo Parties, incurred in connection with selling the Excluded Product Lines or complying with any aspect of the Consent Order, the Hold Separate or the European Undertakings relating to the ownership, operation, maintenance or disposition of the Excluded Product Lines,
             (B) the fees and expenses of any trustee or other third party that the Thermo Parties are required under the Consent Order or the European Undertakings to retain for purposes of operating or selling the Excluded Product Lines, (C) the out-of-pocket expenses reasonably incurred by any employees of the Thermo Parties in providing corporate services (including, without limitation, legal, tax, accounting, treasury, and risk management services) to or for the benefit of the Excluded Product Lines, (D) Transaction Taxes, VAT, filing fees and similar costs relating to the disposition of the Excluded Product Lines, (E) any Redundancy Costs (as defined below), (F) any Licensing Costs (as defined below) and (F) the costs and expenses of any lessors or sublessors (and their advisors, including applicable VAT) in connection with obtaining the consents of any such lessors or sublessors to the assignment of any leases relating to properties occupied by the Excluded Product Lines upon the sale of the Excluded Product Lines as contemplated hereby, but only to the extent such costs and expenses are billed to the Thermo Parties. Other fees and expenses relating to the Agreement and the closing of the transactions contemplated thereby, including the negotiation of this Amendment, the Consent Order, the Hold Separate and the European Undertakings, shall be paid in accordance with
             Section 13.3 of the Agreement. It is understood that Seller is taking primary responsibility for the sale of the Excluded Product Lines and therefore the fees and expenses of the Thermo Parties relating to any such sale and described in clause (A) above should be limited to any necessary review of the legal, financial or other impact of such sale on the Thermo Parties.


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                  (ii)  "Negative Cashflow"  means any cash invested in
             or loaned or advanced to any of the operations of the Excluded Product Lines by the Thermo Parties during the Interim Period (as defined below) except for any such investments, loans or advancements that are repaid prior to the end of the Interim Period.

                  (iii) "Excluded Product Line Taxes" means any and all
             losses, liabilities, obligations, damages, impositions, assessments, judgments, settlements, costs and expenses (including reasonable attorneys', accountants' and experts' fees and expenses and any applicable assessments of interest and penalties) with respect to the Tax liability of the Thermo Parties attributable to acquiring, owning, holding, operating or selling all or any part of the Excluded Product Lines related to any Tax period ending on or before the later of December 31, 1999 or the date upon which all of the Excluded Product Lines have been sold. Excluded Product Line Taxes shall not include any Taxes actually or anticipated to be paid, incurred or accrued with respect to any taxable year ending after the later of December 31, 1999 or the date upon which all of the Excluded Product Lines have been sold. The amount of Excluded Product Line Taxes shall be determined by computing (A) the amount of Taxes actually paid by the Thermo Parties and their affiliates (including the Excluded Product Lines), minus (B) the amount of Tax liability of the Thermo Parties and their affiliates determined as if the Thermo Parties had never acquired the Excluded Product Lines. The amount of Excluded Product Line Taxes shall in no case be less than zero.

                  (iv) "Excluded Product Line Losses" means any Losses resulting from any Third Party Claim incurred by the Thermo Parties that arise from or relate to the ownership or operation of the Excluded Product Lines at any time, whether before or after the Closing Date, except to the extent such Losses result from the gross negligence or willful misconduct of the Thermo Parties, or their employees, agents or representatives.

                  (v) "Excluded Product Line Tax Benefits" means any refunds of Taxes paid or the amount of the decrease, if any, in the amount of the Tax liability of the Thermo Parties and their affiliates attributable to acquiring, owning, holding, operating or selling all or any part of the Excluded Product Lines with respect to any Tax period ending on or before the later of December 31, 1999 or the date upon which all of the Excluded Product Lines have been sold. Excluded Product Line Tax Benefits shall not include any reduction in Tax liability (or refunds) actually or anticipated to be received with respect to any taxable year ending after the later of December 31, 1999 or the date upon which all of the



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             Excluded Product Lines have been sold. The amount of
             Excluded Product Line Tax Benefits shall be determined by computing (A) the amount of tax liability of the Thermo Parties and their affiliates determined as if the Thermo Parties had never acquired the Excluded Product Lines minus
             (B) the amount of taxes actually paid by the Thermo Parties and their affiliates (including the Excluded Product Lines). The amount of the Excluded Product Line Tax Benefits will in no case be less than zero.

                  (vi) "Sale Price Shortfall" means the amount by which the Excluded Product Line Value exceeds the aggregate cash purchase price actually received by the Buyer at the closing(s) for all of the Excluded Product Lines (the "Sale Price"). Neither non-cash consideration nor any deferred consideration will be included in the calculation of Sale Price.

                  (vii) "Sale Price Excess" means the amount by which the Sale Price exceeds the sum of (A) the Excluded Product Line Value plus (B) Seller's Disposition Costs. Neither non-cash consideration nor any deferred consideration will be included in the calculation of Sale Price.

                  (viii)  "Positive Cashflow"  means any cash
             distributed, loaned or advanced from the businesses of the Excluded Product Lines to the Thermo Parties or their respective subsidiaries or affiliates other than the businesses of the Excluded Product Lines, except for any such loans or advances that are repaid by the Thermo Parties prior to the end of the Interim Period.

                  (ix) "Seller's Disposition Costs" means the reasonable fees and expenses of any legal, tax, accounting, investment banking or other advisors retained by the Seller in connection with the sale of the Excluded Product Lines, and the reasonable out-of-pocket expenses incurred by employees of the Seller in connection with the sale of the Excluded Product Lines. Other fees and expenses relating to the Agreement and the closing of the transaction contemplated thereby, including the negotiation of this Amendment, the Consent Order, the Hold Separate and the European Undertakings, shall be paid in accordance with Section 13.3 of the Agreement.

                  (x) "Excluded Product Lines" means the product lines described on Exhibit A attached hereto and any other product lines included within the Business, the divestiture of which is required by the FTC, OFT or FCO as a condition to the approval by any of such entities of the transactions contemplated by the Agreement.




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                  (xi) "Excluded Product Line Value" means

                  [Information ommitted, subject to request for
             confidential treatment.]

                  (xii) "Redundancy Costs" means the costs of terminating the employment of any Excluded Product Line Employees that are not offered employment by the purchaser of the Excluded Product Line with which such Excluded Product Line Employees are associated.

                  (xiii) "Licensing Costs" means the out-of-pocket costs incurred by the Thermo Parties as a result of any requirement under the Consent Order, the Hold Separate or the European Undertakings that the Thermo Parties (A) license to any third party any technology relating to a product included within the Retained Businesses, or (B) supply any such product to any third party on prescribed terms, except to the extent such costs are permitted to be recovered by the Thermo Parties under such license or supply arrangements.

                  (d)  Procedures for Indemnification.

                  (i) The Seller shall indemnify the Thermo Parties for Divestiture Costs on a monthly basis within 30 days after receipt of a reasonably detailed description of the Divestiture Costs for which indemnification is sought. Seller shall provide to the Thermo Parties a reasonably detailed description of the Seller's Disposition Costs within 30 business days after completion of the sale of all of the Excluded Product Lines.

                  (ii) The Seller shall indemnify the Buyer for any Sale Price Shortfall, or the Thermo Parties shall pay the Seller 50% of any Sale Price Excess, as the case may be, and, to the extent provided in Section 2(b) of this Amendment, the Thermo Parties shall indemnify the Seller for Seller's Disposition Costs, within 30 business days after the last to occur of the Seller's receipt of the description of cash flow referred to in clause (iii) below, the Thermo Parties' receipt of the description of Seller's Disposition Costs referred to in clause (i) above and completion of the sale of all of the Excluded Product Lines.

                  (iii) Within 40 business days after completion of the sale of all of the Excluded Product Lines, the Thermo Parties shall provide the Seller with a reasonably detailed description of any Negative Cashflow or Positive Cashflow. If the Positive Cashflow exceeds the Negative Cashflow, such description shall be accompanied by payment of such excess to the Seller. If the Negative Cashflow exceeds the Positive Cashflow, the Seller shall pay the amount of such


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             excess to the Buyer within 30 days after receipt of such
             description.

                  (iv) Claims for indemnification for Excluded Product
             Line Taxes shall be made within 90 days of the filing of the Tax Return or amended Tax Return or payment of Tax, to which such claim relates. Such claims shall be accompanied by a reasonably detailed description of the Excluded Product Line Taxes that are the subject of the claim for indemnification. In addition, for each taxable year beginning with the taxable year in which the Closing occurs and each subsequent taxable year ending on or before the later of December 31, 1999 or December 31 of the year in which all of the Excluded Product Lines have been sold, the Buyer shall, no later than 90 days after the filing of the Buyer's United States federal income Tax return for such taxable year, provide to the Seller a reasonably detailed description of all known Excluded Product Line Taxes and Excluded Product Line Tax Benefits with respect to that taxable year. If such description shows Excluded Product Line Tax Benefits that exceed Excluded Product Line Taxes, such description shall be accompanied by payment of such excess to the Seller. If such description shows Excluded Product Line Taxes in excess of Excluded Product Line Tax Benefits, the Seller shall pay the amount of such excess to the Buyer within 30 days after receipt of such description. In either case, appropriate adjustment to the payment due shall be made to reflect any indemnification already made with respect to Excluded Product Line Taxes shown on such description (such as for estimated tax payments previously made and indemnified).

                  (v) Any indemnification sought by the Thermo Parties for Excluded Product Line Losses shall follow the procedure set forth in Section 11.4 of the Agreement.

                  (vi) The Seller shall indemnify the Thermo Parties for
             the amounts referred to under clause (vii) of Section 2(a) above within 15 days after receipt of a reasonably detailed description of the amount and the basis for such indemnification and evidence of payment.

                  (vii) As used in this Amendment the terms "Sale Price Shortfall" and "Sale Price Excess" exclude non-cash and deferred consideration in their calculation. However, any such consideration that is received by the Thermo Parties and is thereafter reduced to cash after completion of the sale of all of the Excluded Product Lines shall be added to the Sale Price, and the Sale Price Shortfall, Sale Price Excess and Seller's Disposition Costs shall be recalculated accordingly. Amounts owed to the Seller pursuant to Section 2 of this Amendment after such recalculation shall be paid within 10 days of such recalculation.



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                  (e)  Settlement of Disputes.  Failure of the Seller to
        notify the Buyer in reasonable detail of any objection with respect to any description received as provided in subparagraph
        (d) above within 30 days after receipt of such description shall constitute acceptance thereof, whereupon all amounts shown therein to be due to the Thermo Parties shall be deemed to have been agreed to by the Seller. If the Seller objects to any such descriptions within such 30-day period, the parties shall use good faith efforts to resolve any such objections. However, if the parties cannot reach a resolution within 30 days after the Buyer has received notice of Seller's objection, the parties shall submit the dispute to the Neutral Auditors, the decision of which shall be binding upon the parties. The parties shall share equally the fees and expenses of the Neutral Auditors. The parties agree that nothing in this Section (2)(e) shall entitle the Seller to examine the books and records relating to the Taxes of the Thermo Parties and their affiliates, other than books and records relating solely to the Taxes of the Excluded Product Lines. The parties further agree that the Neutral Auditors shall be permitted to examine the books and records relating to the books and records of the Thermo Parties only insofar as they relate to a dispute to be resolved under this Section 2(e), and only if the Neutral Auditors provide assurance reasonably acceptable to the Thermo Parties that the Neutral Auditors will preserve the confidentiality of all information regarding the Thermo Parties.

                  (f) Survival of Indemnity. The indemnification obligations of the parties under this Section 2 shall survive indefinitely.

                  (g) Security. To secure the obligations of the Seller pursuant to Sections 1(a) and 2(a) of this Amendment, at the Closing the Seller shall place cash in an amount equal to the Excluded Product Line Value in a collateral trust account at Chemical Bank and shall grant the Buyer a security interest in the proceeds of such account pursuant to a pledge and collateral trust agreement in the form attached hereto as Exhibit B.

                  (h) All indemnification payments under the Agreement and this Amendment shall be deemed adjustments to the Purchase Price.

             3.   Adjustment of Purchase Price.

                  (a) The last sentence of Section 2.1 of the Agreement is amended by replacing "138,000,000" British pounds sterling each place it appears by a figure that equals the Net Book Value of the Retained Businesses as of the December 31, 1994 balance sheet, assuming that the Retained Businesses consist of the Business other than the Excluded Product Lines described on Exhibit A. Such figure is currently estimated to be 108.5 million British pounds sterling, but the parties shall determine a precise figure in good faith. If the Excluded

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        Product Lines include product lines in addition to those
        described on Exhibit A, such figure shall be recalculated to reflect the resulting change in composition of the Retained Businesses.

                  (b) Section 4.1 of the Agreement is amended to read in its entirety as follows:

             "4.1 Post-Closing Adjustment. The Purchase Price shall be subject to adjustment after the Closing Date as follows:

                  (a) Within 60 days after the Closing Date, the Seller shall prepare and deliver to the Buyer a balance sheet as of the Closing Date, which shall reflect the assets and liabilities of the Retained Businesses (the "Draft Closing Balance Sheet"). The Draft Closing Balance Sheet shall not include assets or liabilities that are not Assets, Company Assets, Assumed Liabilities or Company Liabilities. The Seller shall prepare the Draft Closing Balance Sheet in accordance with English generally accepted accounting principles ("GAAP") and the Accounting Principles and in such detail as the Buyer shall reasonably request. The Draft Closing Balance Sheet shall include appropriate accruals for (x) liabilities of the Retained Businesses incurred prior to the Closing Date but for which invoices have not been received as of the Closing Date and (y) prepayments in respect of the Retained Businesses.

                  (b) The Buyer shall deliver to the Seller within 60 days after receiving the Draft Closing Balance Sheet a detailed statement describing its objections (if any) thereto. Failure of the Buyer so to object to the Draft Closing Balance Sheet shall constitute acceptance thereof, whereupon the Draft Closing Balance Sheet shall be deemed to be the "Closing Balance Sheet"The Buyer and the Seller shall use reasonable efforts to resolve any such objections, but if they do not reach a final resolution within 30 days after the Seller has received the statement of objections, the Buyer and the Seller shall select an accounting firm mutually acceptable to them (the "Neutral Auditors") to resolve any remaining objections. If the Buyer and the Seller are unable to agree on the choice of Neutral Auditors, they shall select as Neutral Auditors an internationally-recognized accounting firm by lot (after excluding their respective regular independent accounting firms). The Draft Closing Balance Sheet shall be adjusted by the Neutral Auditors only to conform to GAAP and the Accounting Principles and, as so adjusted, shall be the Closing Balance Sheet. Such determination by the Neutral Auditors shall be conclusive and binding upon the Buyer and the Seller, absent fraud or manifest error.




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                  (c)  During the preparation of the Draft Closing
             Balance Sheet by the Seller and the period of any dispute referred to above, the Buyer shall promptly disclose to the Seller, the Seller's independent accountants and, if applicable, the Neutral Auditors all relevant facts and information, give them full access to books, records, facilities and employees of the Retained Businesses and cooperate fully with the Seller, the Seller's accountants and, if applicable, the Neutral Auditors in order to prepare the Draft Closing Balance Sheet or the Closing Balance Sheet, as the case may be; provided, however, that any such access shall be allowed only in such manner as not to interfere unreasonably with the operation of the Retained Businesses.

                  (d) The Buyer and the Seller shall share equally the fees and expenses of the Neutral Auditors.

                  (e) If the Net Book Value (as defined below) as shown on the Closing Balance Sheet is less than the Interim Net Book Value, the Seller shall pay to the Buyer, by wire transfer or other delivery of immediately available funds, within three business days after the date on which the Closing Balance Sheet is finally determined pursuant to this
             Section 4.1, an amount equal to such deficiency (plus interest thereon from the Closing Date at the interest rate equal to 1% above LIBOR). "Net Book Value" shall mean the excess of the combined tangible Assets and Company Assets (and for the avoidance of doubt shall include accounts receivable, cash, bank balances and similar assets) of the Retained Businesses over the combined Assumed Liabilities and Company Liabilities of the Retained Businesses.

                  (f) If the Net Book Value as shown on the Closing Balance Sheet exceeds the Interim Net Book Value, the Buyer shall pay to the Seller, by wire transfer or other delivery of immediately available funds, within three business days after the date on which the Closing Balance Sheet is finally determined pursuant to this Section 4.1, an amount equal to such excess (plus interest thereon from the Closing Date at the interest rate equal to 1% above LIBOR).

             4.   Allocation of Purchase Price.  Notwithstanding Section
        4.2 of the Agreement, the portion of the Purchase Price allocated to the Assets and the Shares that comprise the Excluded Product Lines shall equal the Excluded Product Line Value.

             5. Transition Period for Foreign Retirement Plans. For Continuing Employees who are Excluded Product Line Employees and who are located outside of the U.S., the Foreign Transition Period (as defined in Section 7.7(a) of the Agreement) shall not equal one year, but shall equal the period commencing on the Closing Date through the date upon which all of the Excluded


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        Product Lines are sold by the Buyer to one or more unaffiliated third parties in accordance with the Consent Order (the "Sale
        Date").

             6. Health Insurance for U.K. Employees. The maximum period during which the Seller shall be required, at the Buyer's election, to allow U.K. Employees to participate in the Seller's private health insurance scheme pursuant to Section 7.7(b)(vi) of the Agreement, shall be extended to the Sale Date for any Excluded Product Line Employees that are U.K. Employees.

             7. Assignment. Notwithstanding anything to the contrary in the Agreement, the Buyer may assign some or all of its rights and obligations under the Agreement to one or more third parties other than the Thermo Parties that acquire some or all of the Excluded Product Lines, to the extent such rights and obligations relate to such Excluded Product Lines. To the extent such obligations are so assigned, neither the Buyer nor the Parent shall have any further obligation to the Seller with respect thereto, and the Seller will look only to the assignee for the performance thereof.

             8. Modifications to Indemnification Provisions. Section 11.3(a) of the Agreement shall apply only to Losses that do not relate to the Excluded Product Lines, and each reference to "Losses" therein shall refer only to such Losses. The Indemnification Threshold shall be reduced from 2,000,000 British pounds sterling to the product of (i) 2,000,000 British pounds sterling and (ii) the ratio of the Purchase Price less the Excluded Product Line Value to the Purchase Price. The Minimum Claim Amount shall be reduced from 100,000 British pounds sterling to the product of (i) 100,000 British pounds sterling and (ii) the ratio of the Purchase Price less the Excluded Product Line Value to the Purchase Price. Section 11.3(a)(ii) shall be amended to read in its entirety as follows:

             "(ii) The Indemnitor shall not be required to indemnify the Indemnitee for any Losses which, when added to the aggregate amount of all other Losses indemnifiable under this Section 11, exceed in the aggregate one-half of the amount equal to the Purchase Price minus the Excluded Product Line Value."

             9. Modification of Best Efforts Clause. The following sentence shall be added as the second sentence of Section 7.3:

             "For purposes of clause (ii) of the preceding sentence and
        Section 13.11 hereof, "best efforts" shall include entering into arrangements with competition regulatory authorities that contemplate the divestiture by the Buyer of the Excluded Product Lines and the management of the Excluded Product Lines prior to such divestiture by the Seller."

             10.  Certain Employment Arrangements.   Notwithstanding
        anything to the contrary in the Agreement, the Thermo Parties

                                       13PAGE
        shall not assume any obligations whatsoever of the Seller or any other Asset Seller or any Company (including under any employment agreement, severance agreement or benefit or welfare plan of any kind, or under applicable law) with respect to the employment of David Richardson, the principal executive officer of the Business, or the termination of such employment, and the Seller shall indemnify the Thermo Parties against any costs or expenses incurred as a result of any such obligations. The Seller shall use its best efforts to retain Mr. Richardson in the employment of the Business up to the Closing Date and terminate the employment of Mr. Richardson prior to the Closing. If the Thermo Parties elect to offer employment to Mr. Richardson as of the Closing Date, such employment shall be deemed to be a new employment relationship and shall not cause the Thermo Parties to assume any liabilities with respect to Mr. Richardson's employment or termination by the Seller prior to the Closing.

             11. Extension of Termination Date. The Termination Date shall be extended to March 31, 1996.

             12. Conflicts. In the event of any conflict between the terms of this Amendment and any other term of the Agreement, the terms of this Amendment shall be controlling.

             13. No Further Amendments. Except as amended heretofore and hereby, the Agreement shall remain in full force and effect, enforceable in accordance with its terms.

             IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the day and year first written above.

                                      THERMO INSTRUMENT SYSTEMS INC.


                                      By:  Jonathan W. Painter
                                         Name:  Jonathan W. Painter
                                         Title:  Treasurer

                                      THERMO ELECTRON CORPORATION


                                      By:  Peter G. Pantazelos
                                         Name:  Peter G. Pantazelos
                                         Title:  Executive Vice President

                                      FISONS PLC


                                      By:  John H. Bailey
                                      Name:  John H. Bailey
                                      Title:  Corporate Development
                                              Director



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